EXHIBIT 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

EXCERPT OF ITEMS (5) AND (6) OF THE MINUTES OF THE 98th MEETING OF THE

BOARD OF DIRECTORS, HELD ON DECEMBER 9, 2015.

As Secretary of the meeting of the Board of Directors, I hereby CERTIFY that items (5) and (6) of the Agenda included in the Minutes of the 98th Meeting of the Board of Directors of Oi S.A. held on December 9, 2015, at 9:30 am, at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

“Moving on to item (5) on the Agenda, Mr. Marcelo Salgado presented a proposal for changing the number of shares represented by each ADR for each class of shares issued by the Company, changing the proportion of shares per ADR from 1:1 to 5:1, in order to comply with the rules for continued listing on the NYSE, in view of the noncompliance letter received from the NYSE. The Board Members approved the proposal unanimously.”

“Moving on to item (6) on the Agenda, Mr. Eduardo Ajuz presented a proposal for re-ratification of the approval given at the Meeting of the Board of Directors on 11 November 20152015 for the contracting, by Telemar Norte Leste S.A., with a guarantee from the Company of two new lines of credit for the purpose of supporting the refinancing of company debt and financing the purchase of equipment and services from Huawei Technologies, in order to change some of the conditions for the Line of Credit for Refinancing, due to regulatory issues in China, according to the material previously distributed to the members. The Board Members approved the proposal unanimously and ratified the other conditions of the lines of credit. Thus, the decision taken on this matter at the Meeting of the Board of Directors on 11 November 2015 shall now read as follows: “Moving on to item (4) on the Agenda, Mr. Flavio Nicolay Guimarães presented a proposal for Telemar Norte Leste S.A. to contract, with a guarantee from Oi S.A., two new lines of credit for the purpose of refinancing company debt and financing the purchase of equipment and services from Huawei Technologies with the following characteristics: (A) Line of Credit for Refinancing: (i) Issuer: Telemar Norte Leste S.A.; (ii) Guarantor: Oi S.A.; (iii) Creditor: China Development Bank; (iv) Amount: up to USD 600 million; (v) Term: 5 years; and e (vi) Cost: Max. Libor 6M + 1.90% p.a.; and (B) Capex Line of Credit: (i) Issuer: Telemar Norte Leste S.A.; (ii) Guarantor: Oi S.A.; (iii) Creditor: China Development Bank; (iv) Amount: up to USD 600 million; (v) Term: 9.5 years; and (vi) Cost: Max. Libor 6M + 2.00% p.a. The Board Members approved the proposal unanimously”

All members of the Board of Directors were presente and affixed their signatures: José Mauro Mettrau Carneiro da Cunha; Sergio Franklin Quintella; Luiz Antonio do Souto Gonçalves; Ricardo Malavazi Martins; Thomas Cornelius Azevedo Reichenheim; Rafael Luĺs Mora Funes; Francisco Ravara Cary; Luĺs Maria Viana Palha da Silva; André Cardoso de Menezes Navarro; Robin Anne Bienenstock e Marten Pieters.

Rio de Janeiro, December 9, 2015

José Augusto da Gama Figueira

Secretary